Exhibit 99.2

ASM International N.V.

ASM International N.V. Receives Multiple Orders from Leading Flash

Memory Manufacturer for Dragon® PECVD Systems

BILTHOVEN, The Netherlands – December 1, 2006 – ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) today announced that its subsidiary, ASM Japan K.K., received multiple orders for its Dragon® 2300 systems from a leading Flash Memory manufacturer in Asia. The Dragon PECVD systems will be shipped to the customer’s facilities beginning in the fourth quarter of 2006, and used in the deposition of thin film dielectric layers.

“With its low cost of ownership, high throughput per foot print, and superior design features, the Dragon 2300 is an ideal tool for the rapidly expanding memory market, particularly in addressing the critical process requirements in device manufacturing lines,” said Tominori Yoshida, ASM’s PECVD Business Unit Manager. “The fact that the Dragon 2300 combines high reliability, low maintenance time, and superior process control gives customers a huge advantage in High Volume Manufacturing. And its compact footprint offers device manufacturers added flexibility in their factory planning. “

Other features of the Dragon 2300 include:

•	Parallel Dual Process Chambers offering superior process performance in high volume production of thin film dielectrics, such as SiN, and SiO

•	State-of-the-art platform design providing industry-leading reliability and low maintenance-cycle time

•	Unique process chamber enabling rapid multi-deposition-one-clean cycle, further enhancing throughput

•	At only 2.2m2 – the industry’s smallest footprint among 300mm PECVD tools.

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

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ASM International N.V. Receives Multiple Orders from Leading Flash Memory Manufacturer for Dragon® PECVD Systems

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics, and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Mary Jo Dieckhaus

Investor Relations

+1 212-986-2900

MaryJo.Dieckhaus@asm.com

Willem Vermeulen

Corporate Marketing

+31 (0)30-229-8551

Willem.Vermeulen@asm.com

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